March 29, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0610

100 F Street, NE

Washington, D.C. 20549

ATTN: Jeffrey Riedler and John L. Krug

Re:	Genaera Corporation

Preliminary Proxy Statement filed March 21, 2006

File No. 0-19651

Dear Mr. Riedler:

In connection with the above referenced filing, which has been the subject of review and comment by the staff of the United States Securities and Exchange Commission, Genaera Corporation (the “Company”) hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John A. Skolas
John A. Skolas, Esquire
Executive Vice President, Chief Financial Officer, General Counsel and Secretary
Genaera Corporation